
January 18, 2024

Andrew Page
Chief Financial Officer
Amer Sports, Inc.
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands

   Re: Amer Sports, Inc.
     Registration Statement on Form F-1
     Filed January 4, 2024
     File No. 333-276370

Dear Andrew Page:

  We have reviewed your registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Index to Consolidated Financial Statements, page F-1

1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing